EXHIBIT 99.1

Golar and bp enter into commercial reset arrangements for FLNG Gimi

Golar LNG Ltd. (“Golar”), and bp, as Operator of the Greater Tortue-Ahmeyim LNG Project, have executed agreements to implement a commercial reset for FLNG Gimi. The commercial reset agreement simplifies contractual cash flows and settles previous disputes related to payment mechanisms for pre-commercial operations date (“Pre-COD”) contractual cash flows. Golar and bp have agreed an updated schedule of daily payments until the Commercial Operations Date (“COD”). The daily payments have step-up mechanisms based on project milestones up to COD and are secured by long stop dates. Golar will also be entitled to certain lump sum bonus payments subject to achievement of certain project milestones. These Pre-COD cash flows are expected to be deferred on the balance sheet and amortized over the 20-year contract term from COD.

The commercial reset settles all ongoing disputes including the current arbitration process and re-aligns the parties towards reaching COD.

To shorten the time to COD the parties have also agreed to start the commissioning of FLNG Gimi with an LNG cargo prior to the availability of gas from the FPSO.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

August 5, 2024

Investor Questions: +44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act